SUB-ITEM 77(D)/SUB-ITEM 77Q1(B)
                 POLICIES WITH RESPECT TO SECURITIES INVESTMENTS


The ICM/Isabelle Small Cap Value Fund (the "Fund") Prospectus dated May 1, 2003 set forth the following investment policy regarding the Fund's investment in "small cap" companies:

     Under normal circumstances, the fund invests at least 80% of its assets in companies that have market capitalizations of less than $1 billion at the time of the initial purchase. Market capitalization is the stock price multiplied by the total number of shares outstanding. The fund may make subsequent investments in such companies as long as the company's market capitalization is less than $1.5 billion at the time of such investment.

On February 24, 2004, the Board of Trustees of the Fund approved a change in the definition of "small cap" companies. Effective May 1, 2004, the Fund adopted the following policy with respect to its investment in "small cap" companies.

Under normal circumstances, the fund invests at least 80% of its assets in companies that, at the time of purchase, have small market capitalizations, which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000(R) Index. Market capitalization is the stock price multiplied by the total number of shares outstanding.